Exhibit 99.1

Corporate Office Minefinders Corporation Ltd. 1288-1177 West Hastings Street Vancouver, BC, Canada V6E 2K3 T 604 687 6263 F 604 687 6267

NEWS RELEASE

MINEFINDERS TO RELEASE THIRD QUARTER 2011 RESULTS ON NOVEMBER 7;
INVESTOR CONFERENCE CALL TO FOLLOW ON NOVEMBER 8

Vancouver, British Columbia – October 25, 2011 – Minefinders Corporation Ltd. (“Minefinders” or “the Company”) (TSX: MFL) (NYSE AMEX: MFN) reminds investors that the Company will release its third quarter 2011 financial and operating results on Monday, November 7, 2011 after markets close.

An investor conference call will be held on Tuesday, November 8, 2011 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing 1-877-240-9772 toll-free or 1-416-340-9432 for calls outside Canada and the U.S. Simultaneously, an audio webcast of the conference call will be available on the home page of the Company's website, www.minefinders.com.

An audio replay will be available until November 15, 2011 by calling 1-800-408-3053 toll-free or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 7573714.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263